UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Datto Holding Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

23821D 100
(CUSIP Number)

May 27, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23821D 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Austin McChord Non-Exempt Irrevocable Family Trust

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

2	(a) ☒
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by	5	SOLE VOTING POWER 8,511,915
	6	SHARED VOTING POWER -0-
Each REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 8,511,915
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,511,915
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)

Based on 161,275,723 shares of common stock outstanding as of April 30, 2021, as set forth on the cover of the issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021, which was filed with the U.S. Securities and Exchange Commission on May 12, 2021.

CUSIP No.	23821D 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Austin McChord GST-Exempt Irrevocable Family Trust

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

2	(a) ☒
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of SHARES BENEFICIALLY OWNED BY	5	SOLE VOTING POWER 3,541,495
	6	SHARED VOTING POWER -0-
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 3,541,495
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,541,495
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)

Based on 161,275,723 shares of common stock outstanding as of April 30, 2021, as set forth on the cover of the issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021, which was filed with the U.S. Securities and Exchange Commission on May 12, 2021.

CUSIP No.	23821D 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ian McChord 2021 Trust

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

2	(a) ☒
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

Number of SHARES BENEFICIALLY OWNED BY	5	SOLE VOTING POWER 526,000
	6	SHARED VOTING POWER -0-
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 526,000
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)	Based on 161,275,723 shares of common stock outstanding as of April 30, 2021, as set forth on the cover of the issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021, which was filed with the U.S. Securities and Exchange Commission on May 12, 2021.

CUSIP No.	23821D 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kendall Horch 2021 Trust

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

2	(a) ☒
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

Number of SHARES BENEFICIALLY OWNED BY	5	SOLE VOTING POWER 526,000
	6	SHARED VOTING POWER -0-
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 526,000
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)	Based on 161,275,723 shares of common stock outstanding as of April 30, 2021, as set forth on the cover of the issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021, which was filed with the U.S. Securities and Exchange Commission on May 12, 2021.

CUSIP No.	23821D 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shelby McChord 2021 Trust

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

2	(a) ☒
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

Number of SHARES BENEFICIALLY OWNED BY	5	SOLE VOTING POWER 1,054,000
	6	SHARED VOTING POWER -0-
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 1,054,000
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,054,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)	Based on 161,275,723 shares of common stock outstanding as of April 30, 2021, as set forth on the cover of the issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021, which was filed with the U.S. Securities and Exchange Commission on May 12, 2021.

Item 1.

(a)	Name of Issuer

Datto Holding Corp.

(b)	Address of Issuer’s Principal Executive Offices

101 Merritt 7 Norwalk, CT 06851

Item 2.

(a)	Name of Person(s) Filing

Austin McChord Non-Exempt Irrevocable Family Trust
Austin McChord GST-Exempt Irrevocable Family Trust Ian McChord 2021 Trust Kendall Horch 2021 Trust Shelby McChord 2021 Trust

(b)	Address of Principal Business Office or, if none, Residence

Austin McChord Non-Exempt Irrevocable Family Trust
c/o J.P. Morgan Trust Company of Delaware, Trustee
500 Stanton Christiana Road
Newark, Delaware 19713

Austin McChord GST-Exempt Irrevocable Family Trust
c/o J.P. Morgan Trust Company of Delaware, Trustee
500 Stanton Christiana Road

Newark, Delaware 19713

Ian McChord 2021 Trust

22 Greenleaf Farms Road

Newtown, CT 06470

Attn: Holt McChord, Trustee

Kendall Horch 2021 Trust

22 Greenleaf Farms Road

Newtown, CT 06470

Attn: Holt McChord, Trustee

Shelby McChord 2021 Trust

22 Greenleaf Farms Road

Newtown, CT 06470

Attn: Holt McChord, Trustee

(c)	Citizenship

Austin McChord Non-Exempt Irrevocable Family Trust – Delaware
Austin McChord GST-Exempt Irrevocable Family Trust – Delaware Ian McChord 2021 Trust – Connecticut Kendall Horch 2021 Trust – Connecticut Shelby McChord 2021 Trust – Connecticut

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

23821D 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Reference is made to Items 5 – 9 and 11 on the preceding pages of this Schedule 13G.

As of May 27, 2021, the Austin McChord Non-Exempt Irrevocable Family Trust (the “Non-Exempt Trust”) directly holds 8,511,915 shares of common stock and the Austin McChord GST-Exempt Irrevocable Family Trust (the “Exempt Trust”) directly holds 3,541,495 shares of common stock. Holt McChord is the investment direction adviser of each of the Non-Exempt Trust and the Exempt Trust, and in such capacity has the power to control the voting and disposition of the common stock held by such trusts. Mr. McChord disclaims beneficial ownership of the shares held by each of the Non-Exempt Trust and the Exempt Trust, and this report shall not be deemed an admission that Mr. McChord is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, except to the extent of Mr. McChord’s pecuniary interest therein.

As of May 27, 2021, each of the Ian McChord 2021 Trust (the “Ian Trust”) and the Kendall Horch 2021 Trust (the “Kendall Trust”) directly holds 526,000 shares of common stock, and the Shelby McChord 2021 Trust (the “Shelby Trust”) directly holds 1,054,000 shares of common stock. Holt McChord is the trustee of each of the Ian Trust, the Kendall Trust and the Shelby Trust, and in such capacity has the power to control the voting and disposition of the common stock held by such trusts. Mr. McChord disclaims beneficial ownership of the shares held by each of the Ian Trust, the Kendall Trust and the Shelby Trust, and this report shall not be deemed an admission that Mr. McChord is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, except to the extent of Mr. McChord’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2021	Austin McChord Non-Exempt Irrevocable Family Trust

	By:	J.P. Morgan Trust Company of Delaware, Trustee

	By:	/s/ Virginia M. Hurst
	Name:	Virginia M. Hurst
	Title:	Vice President

Date: June 3, 2021	Austin McChord GST-Exempt Irrevocable Family Trust

	By:	J.P. Morgan Trust Company of Delaware, Trustee

	By:	/s/ Virginia M. Hurst
	Name:	Virginia M. Hurst
	Title:	Vice President

Date: June 2, 2021		Ian McChord 2021 Trust

	By:	/s/ Holt McChord
	Name:	Holt McChord
	Title:	Trustee

Date: June 2, 2021		Kendall Horch 2021 Trust

	By:	/s/ Holt McChord
	Name:	Holt McChord
	Title:	Trustee

Date: June 2, 2021		Shelby McChord 2021 Trust

	By:	/s/ Holt McChord
	Name:	Holt McChord
	Title:	Trustee

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

Austin McChord Non-Exempt Irrevocable Family Trust, Austin McChord GST-Exempt Irrevocable Family Trust, Ian McChord 2021 Trust, Kendall Horch 2021 Trust and Shelby McChord 2021 Trust hereby agree to file jointly the statement on Schedule 13G/A to which this Joint Filing Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Date: June 3, 2021	Austin McChord Non-Exempt Irrevocable Family Trust

	By:	J.P. Morgan Trust Company of Delaware, Trustee

	By:	/s/ Virginia M. Hurst
	Name:	Virginia M. Hurst
	Title:	Vice President

Date: June 3, 2021	Austin McChord GST-Exempt Irrevocable Family Trust

	By:	J.P. Morgan Trust Company of Delaware, Trustee

	By:	/s/ Virginia M. Hurst
	Name:	Virginia M. Hurst
	Title:	Vice President

Date: June 2, 2021		Ian McChord 2021 Trust

	By:	/s/ Holt McChord
	Name:	Holt McChord
	Title:	Title

Date: June 2, 2021		Kendall Horch 2021 Trust

	By:	/s/ Holt McChord
	Name:	Holt McChord
	Title:	Trustee

Date: June 2, 2021		Shelby McChord 2021 Trust

	By:	/s/ Holt McChord
	Name:	Holt McChord
	Title:	Trustee